Exhibit 99.1

Company announcement – No. 03 / 2019

Zealand Pharma announces full-year 2018 results strong cash position to support pipeline progress

Copenhagen, March 7, 2019 – Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR No. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of next generation peptide medicines, today announced financial results for the 12-month period from January 1 to December 31, 2018. Strong cash flow for the year added to a significantly stronger financial position to support continued progress of promising product candidates.

Financial results for the full year 2018

•                  Revenue of DKK 38.0 million/USD 5.8 million (-72% vs. 2017).

•                  Net operating expenses of DKK 481.1 million/USD 73.8 million (+29% vs. 2017).

•                  Other operating income of DKK 1099.5 million/USD 168.7 million (2017; DKK 0.6 million/USD 0.1 million) as a result of the sale of future royalties and milestones related to the Sanofi license.

•                  Operating result for the year of DKK 652.4 million/USD 100.1 million (2017: DKK -249.4/USD -40.2).

•                  Cash including securities amounted to DKK 1,159.2 million/USD 177.8 million at year-end (2017: DKK 663.8 million/USD 91.0 million).

Business highlights and updates for Q4 2018 and the period thereafter

•                  Glepaglutide for short bowel syndrome: Phase 3 initiated and on track for 2020 results; 12 patients randomized as of March 6, 2019.

•                  Dasiglucagon HypoPal® rescue pen for severe hypoglycemia: Remaining clinical trials initiated; on track for mid-2019 results and subsequent NDA filling with the FDA.

•                  Dasiglucagon for the treatment of congenital hyperinsulinism: First patient randomized in Phase 3 trial as of March 6, 2019.

•                  Dasiglucagon for the treatment of diabetes in dual-hormone pumps: DKK 22.8million (USD 3.5 million) equity investment in strategic partner Beta Bionics.

•                  ZP7570, a long-acting GLP-1/GLP-2 agonist selected as a new clinical candidate, accompanied by decision to cease further development of elsiglutide.

•                  Strengthening of organizational capabilities and Marino Garcia appointed as Senior Vice President, Corporate & Business Development.

•                  Resignations of CEO Britt Meelby Jensen and CFO Mats Blom. Adam Steensberg, Chief Medical and Development Officer, appointed interim CEO effective March 1, 2019.

Martin Nicklasson, Chairman of Zealand’s Board of Directors, comments:

“In 2018 we made significant progress in our late stage clinical pipeline, and secured a strong financial position with more than DKK 1.15 billion in cash and securities. Our success is driven by a dedicated, focused, and highly skilled organization, and tight financial control. I am confident in the transition of the company toward continued value creation.”

Adam Steensberg, Interim CEO and Chief Medical & Development Officer of Zealand, comments:

“I expect 2019 to be a remarkable year for Zealand with multiple pre-clinical, clinical and regulatory milestones, as well as strategic partnerships for selected product candidates.”

Financial guidance for 2019

In 2019, Zealand expects revenue from new potential partnership agreements, and from milestones from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand does not guide on such revenue.

Net operating expenses in 2019 are expected to be within DKK 550-570 million. The increase compared to 2018 is due to higher clinical development costs associated with advancing the glepaglutide and dasiglucagon programs through Phase 3.

Pipeline

Zealand is developing treatments for gastrointestinal diseases, with current focus on short bowel syndrome (SBS). One of the leading programs in Zealand’s pipeline is glepaglutide, a long-acting GLP-2 analog in Phase 3 development for the treatment of SBS. As a potential next generation therapy for SBS, ZP7570, a long-acting GLP-1-GLP-2 agonist, will be brought into Phase 1 clinical development in 2019.

Dasiglucagon is Zealand’s lead drug in development to improve the treatment of metabolic diseases.  Dasiglucagon is a stable glucagon analog being developed in three distinct forms and indications: 1 – a ready-to-use rescue treatment for severe hypoglycemia; 2 – treatment of the orphan disease congenital hyperinsulinism; and 3 – use in a dual-hormone pump systems for the treatment of type 1 diabetes.

The pipeline also includes two product candidates developed in collaboration with Boehringer Ingelheim for obesity and type 2 diabetes with once-weekly dosing: a GLP-1/GLU dual agonist and an amylin analog.

A number of pre-clinical programs sustain Zealand’s pipeline renewal. These candidates have potential for proprietary development or in partnership.

Zealand’s Annual Report 2018

This announcement is a summary and is qualified by, and should be read in conjunction with, Zealand’s Annual Report for 2018, published today and attached to this announcement. A PDF version of the Annual Report can also be accessed and downloaded from the home page of Zealand’s website. Printed versions of the Annual Report 2018 will be available from the beginning of April, and a printed copy can be requested by contacting Zealand at investors@zealandpharma.com.

Conference call today at 4:00 pm CET / 10:00 am ET

Zealand’s Management will host a conference call today at 16:00 CET to present the full-year results and the Annual Report for 2018. Participating in the call will be Interim Chief Executive Officer Adam Steensberg, and Executive Vice President and Chief Financial Officer Mats Blom. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 32 72 80 42
United Kingdom	+44 (0) 844 571 8892
United States	+1 631 510 7495
Passcode	5977587

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/2ircikvb, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start.

A recording of the event will be available on the Investor section of Zealand’s website following the call.

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer,
Executive Vice President and Chief Medical & Development Officer

Tel: +45 50 60 36 01, e-mail: ast@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

NOTE: Exchange rates used: 31 Dec 2018 = 6.5194 and 31 Dec 2017 = 6.2077

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.